September 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Nudrat Salik or Al Pavot

Re: Iradimed Corporation
Form 10-K for the Period Ended December 31, 2024
File No. 001-36534

Ladies and Gentlemen:

Iradimed Corporation (the “Company”) is responding to the comment letter, dated August 20, 2025 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filings (the “Form 10-K”). For your convenience, we have reproduced the Staff’s comments below in bold, followed by the Company’s response. The Company is concurrently filing an amendment to the Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K/A”) with this letter.

Form 10-K for the Year Ended December 31, 2024, Exhibit 32.1

1.	Comment: “We note that the Section 906 certifications required by Rule 13-a14(b) of the Exchange Act have been omitted from your Form 10-K. Please file an amended Form10-K in its entirety and include the certifications as Exhibits as required by Item 601of Regulation S-K.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has filed corrected certifications as Exhibit 32.1 with the Form 10-K/A filed concurrently herewith.

Warranty, page F-12

2.	Comment: “Given the materiality of your extended warranty products to your earnings and total liabilities, it is not clear why the tabular disclosure referenced in ASC 460-10-50-8 has been omitted. Please provide for us a schedule of activity in your warranty reserve covering the 2023 and 2024 annual periods. Also, if your extended warranty products have had a disproportionate impact on your consolidated gross margin then that fact should be disclosed in MD&A. See Item 303(b)(2)(i) of Regulation S-K.”

Response: In response to the Staff’s comment, the Company records a warranty reserve, as part of and in connection with its product sales related to the initial one-year manufacturer warranty. This is for the period prior to any extended warranty period for maintenance optionally purchased. The amount of the reserve has remained consistent from period to period as a result of the Company’s limited historical first year warranty claims experience. Warranty claims have been infrequent and insignificant in dollar amount.

In evaluating the adequacy of the reserve, management considered the requirements of ASC 460-10, Guarantees, and ASC 450-20, Loss Contingencies. Based on both historical trends, and expected future claims, the Company has determined that the reserve balance is appropriate and that related warranty expense is immaterial to the Company.

Given the immateriality of the reserve and the lack of variability in the balance from period to period, management believes the existing disclosures are sufficient and that additional disclosure would not provide meaningful information to investors.

Set forth below is the requested tabular warranty reserve schedule of activity for the years ended December 31, 2023 and 2024 as support .

Warranty Liability
Years Ended December 31,	Beginning Balance	Additions Charged to Expense	Deductions Related to Year 1 Claims	Ending Balance
2023	$ (94,030)	211,734	(235,167)	$ (117,463)
2024	$ (117,463)	231,944	(232,750)	$ (118,269)

With respect to optional extended warranty products, the Company offers extended warranty products that provide customers with coverage for maintenance services beyond the standard one-year manufacturer’s warranty period. Revenue from extended warranty contracts is deferred at the time of sale and recognized ratably over the contract term per the requirements of ASC 606-10. The related deferred revenue is recorded as a component of current and long-term liabilities in the Company’s consolidated balance sheets.

The extended warranty products have not had a disproportionate impact on the Company’s consolidated gross margin. Revenue recognized and expenses incurred from extended warranty contracts is relatively consistent, year to year, with the revenue recognized representing approximately 3% of the Company’s total revenues for the years ended December 31, 2023, and 2024. The Company expects extended warranty products to continue to have a consistent and proportionate impact on gross margin in future periods. Management considers the disclosure of the Company’s extended warranty products in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K to be consistent with the requirements of Item 303(b)(2)(i) of Regulation S-K.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 407-677-8022 or JGlenn@Iradimed.com, if you have any further questions or require additional information.

Sincerely,
Iradimed Corporation

/s/ John Glenn
John Glenn, Chief Financial Officer

cc:

David A. Bartz, K&L Gates LLP